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                       March 1, 2022

       Alisha Charlton
       Chief Financial Officer
       PRO DEX INC
       2361 McGaw Avenue
       Irvine, CA. 92614

                                                        Re: PRO DEX INC
                                                            10-K for the Fiscal
Year Ended June 30, 2021
                                                            Filed September 9,
2021
                                                            File No. 000-14942

       Dear Ms. Charlton:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Life Sciences